ILoadApp

A Nevada Corporation

_________________________________________________________________________________

190/1 Alba Iulia St., Chisinau, Moldova MD2071

Telephone: 373-6923-1658

April 24, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Ivan Griswold

Staff Attorney

Re: ILoadApp

Amendment No. 2 to Registration Statement on Form S-1

Filed November 19, 2013

File No. 333-190786

Dear Mr. Griswold:

On behalf of ILoadApp (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 6, 2013 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on August 23, 2013 and amended on October 4, 2013 and November 19, 2013.

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 3 to the Registration Statement (the “Amendment”). In accordance with Rule 8-08 of Regulation S-X, we have updated the amended filing with recent financial statements as of February 28, 2014. We are sending you a marked copy for your review.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. Set forth below is the Company’s responses to the Staff’s comments.

General

1. We note that the marked copy submitted as correspondence contains material variations from the amended registration statement you filed. For example, the maximum net proceeds on page 6 of the marked copy do not reconcile to the filed copy. With your next amendment, please ensure that the marked copy accurately reflects the amendments to your document, is “filed” and not submitted as correspondence, and conforms to the requirements of Item 310 of Regulation S-T.

Response: We respectfully note the Staff's comment. We shall do our best to ensure our marked copy accurately reflects the amendment to your document. Thank you for bringing this to our attention.

2. We note your revised disclosure in response to prior comments 3 and 8; however, it appears that the account you have established, or propose to establish, is a separate bank account under your control, not an “escrow” account, which is generally understood as an account whose funds are held by a third party depositary on your behalf and released only upon satisfaction of specified conditions. Please revise to clarify that any proceeds from the offering will be held in a separate bank account under your control and delete all references to an “escrow” account. In addition, given your response that you have not opened an account with the National Bank of Moldova, which is inconsistent with your prior disclosure, please tell us whether, in fact, you currently have an existing, separate account with ProCredit Bank for the purpose of receiving offering funds. Further, tell us supplementally whether you currently have any other existing business accounts with ProCredit or any other bank.

Response: We have deleted all references to an "escrow" account, and we stated that we have a separate bank account under our control with ProCredit Bank for the purpose of receiving offering funds. Supplementally, we have a corporate bank account with Bank of America in Las Vegas, Nevada to manage our corporate funds.

Registration Fee Table

3. Footnote 2 to the registration statement fee table indicates that 1 million shares of common stock are being registered by the selling shareholders, which is inconsistent with your disclosure throughout the prospectus. Please revise as appropriate.

Response: We have revised to reflect the correct footnote.

Cover Page

4. Although we note your response to prior comment 6, we are unable to concur with your assertion that you are not a shell company as that term is defined in Rule 405 of the Securities Act. We specifically note that you have no or nominal operations, nominal assets, and assets consisting of cash, cash equivalents and nominal other assets. This assessment is consistent with, and reflected throughout, your prospectus and the financial statements presented. Accordingly, please revise your disclosure to state on your prospectus cover page that you are a shell company and add a risk factor that highlights the consequences of being a shell company, including that Rule 144 would be unavailable for the resale of your shares.

Response: We have delayed answering this comment letter for the past four (4) months because that was the length of time it has taken us to become a fully operational company. In doing so, we have completed and launched our website at: www.ILoadApp.com. We now take orders. Our website is fully functional and we are taking orders for our easy-to-use English learning App. Consumers pay for our products using their Paypal account. We invite you to review our website. As stated in our Offering Document, we now need to raise funds to pay for internet marketing of our products on our functioning website.

Terms of the Offering, page 6

5. Please review your document throughout and revise to provide consistent disclosure regarding the anticipated expenses and net proceeds associated with this offering. We note, for example, your statement that net proceeds from this offering would be $5,807 if all the shares being offered by the company were sold. However, this dollar amount is inconsistent with the Use of Proceeds table on page 22, where you state that your maximum net proceeds would be $4,193 while your maximum offering expenses would be $5,807. Similarly, on page 23 under “Dilution,” your calculation of net tangible book value after the offering appears to assume that the offering proceeds will significantly exceed $4,193. See also footnote 4 to the registration fee table.

Response: We have reviewed the document and made revisions throughout to provide consistent disclosure concerning the anticipated offering expenses and net proceeds associated with this offering. The dollar amounts are now consistent with the Use of Proceeds table on page 22. We have also updated our Dilution information.

The Company acknowledges that:

•                     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq., our corporate counsel, at (702) 221-1925.

ILoadApp

By: /s/ Veronica Trifon

Veronica Trifon

Chief Executive Officer

cc: Thomas C. Cook, Esq.